Item 77C  Submission of matters to a vote of
security holders

The Annual Meeting of Stockholders (the Meeting) was held on May 14, 2014 in New York.
The voting results for each of the two proposals considered at the annual stockholders meeting are as follows:


Election of Directors. The stockholders of the Fund elected Michael F. Holland, Joe O. Rogers,
M. Christopher Canavan, Jr., Anthony Kai Yiu Lo and
William C. Kirby to the Board of
Directors to hold office until their successors are elected and qualified.

Director				Votes cast for
	Votes withheld
Michael F. Holland		6,600,476
	287,202
Joe O. Rogers			6,685,724
	201,954
M. Christopher Canavan, Jr.		4,534,259
	2,353,419
Anthony Kai Yiu Lo		2,419,469
	4,468,209
William C. Kirby			6,675,192
	212,486


Investment Advisory Agreement. The stockholders of the Fund did not approve the proposed
Investment Advisory Agreement between the Fund and
Allianz Global Investors U.S. LLC.

For			Against		Abstain
	Non-votes
1,800,081		4,404,446		5,977
	889,650